Exhibit 21.1

BALLY'S CORPORATION

Subsidiary Name	State or Other Jurisdiction of Incorporation
Twin River Management Group, Inc.	Delaware
Premier Entertainment Biloxi, LLC d/b/a Hard Rock Hotel & Casino	Delaware
UTGR, Inc. d/b/a Twin River Casino Hotel	Delaware
Premier Entertainment II, LLC d/b/a Newport Grand	Delaware
Mile High USA, Inc.	Delaware
Twin River – Tiverton, LLC d/b/a Tiverton Casino Hotel	Delaware
Premier Entertainment III, LLC d/b/a/ Dover Downs Hotel and Casino	Delaware
Premier Entertainment Black Hawk, LLC d/b/a Mardi Gras Casino, Golden Gates Casino and Golden Gulch Casino	Colorado
Premier Entertainment Vicksburg, LLC d/b/a Casino Vicksburg	Delaware
IOC-Kansas City, Inc. d/b/a Casino KC	Missouri
Premier Entertainment AC, LLC d/b/a Bally’s Atlantic City Hotel & Casino	New Jersey
Premier Entertainment Louisiana I, LLC d/b/a Eldorado Resort Casino Shreveport	Delaware
Horses Mouth Limited d/b/a SportCaller	Ireland
Bally’s Interactive	Delaware